Emergent Capital, Inc. Announces Second Quarter 2017 Results

Boca Raton, Fla., August 14, 2017 – Emergent Capital, Inc. (OTCQB: EMGC) ("Emergent" or the "Company"), today announced its financial results for the three and six month periods ended June 30, 2017.
Three Months Ended June 30, 2017
Total income from continuing operations was $3.5 million for the three month period ended June 30, 2017 compared to a loss of $15.8 million for the same period in 2016. Income from continuing operations for the three months ended June 30, 2016 was significantly impacted by the adoption of the U.S. Society of Actuaries 2015 Valuation Basic Table("2015 VBT"), which resulted in a reduction in the fair value of the Company's life settlements by approximately $17.6 million. Income was also impacted by a $2.7 million gain on the maturity of three policies during the quarter ended June 30, 2017 compared to a $2.5 million gain on maturity of two policies for the same period in 2016.
The following table provides a summary of the components of income from the Company's life settlements.

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016
Change in estimated probabilistic cash flows	$23,181	$17,789
Premiums paid during period	(21,451)	(17,683)
2015 VBT Adoption	—	(17,638)
Change in life expectancy evaluation	(1,091)	(8,177)
Change in discount rates	—	7,149
Unrealized gain on acquisitions	—	262
Realized gain on maturities	2,743	2,485
Change in fair value of life settlements	$3,382	$(15,813)

Total expenses from continuing operations were $9.9 million for the three month period ended June 30, 2017 compared to income of $6.0 million for the same period in 2016. Expenses for the quarter ended June 30, 2016 were primarily impacted by the adoption of the 2015 VBT, which resulted in a $15.7 million reduction for the change in the fair value of the White Eagle and Red Falcon Revolving Credit Facilities (together, the "Revolving Credit Facilities".) Expenses for the quarter ended June 30, 2017 were also impacted by a $778,000 increase in interest expense associated with increased borrowings on the Company's White Eagle Revolving Credit Facility, which was offset by a reduction in operating expenses of $2.7 million primarily related to a decrease in legal fees and personnel costs.
The Company reported a net loss from continuing operations of $6.5 million, or $(0.23) per diluted share for the three month period ended June 30, 2017, compared to $9.8 million, or $(0.36) per diluted share for the same period in 2016.

Six Months Ended June 30, 2017
Total income from continuing operations for the six month period ended June 30, 2017 was $29.0 million compared to a loss of $7.3 million during the same period in 2016. The increase is primarily due to the adoption of the 2015 VBT during the six months ended June 30, 2016, which reduced the fair value of the Company's life settlements by $17.6 million, and an $8.2 million increase in realized gains due to policy maturities.
The following table provides a summary of the components of income from the Company's life settlements.

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Change in estimated probabilistic cash flows	$45,782	$36,619
Premiums paid during period	(42,034)	(34,336)
2015 VBT Adoption	—	(17,638)
Change in life expectancy evaluation	6,207	(10,244)
Change in discount rates	(40)	7,149
Unrealized gain on acquisitions	—	262
Realized gain on maturities	19,007	10,763
Change in fair value of life settlements	$28,922	$(7,425)

Total expenses from continuing operations were $33.6 million for the six month period ended June 30, 2017 compared to $9.9 million for the same period in 2016. Expenses during the six months ended June 30, 2016 were significantly impacted by the adoption of the 2015 VBT, which resulted in a $15.7 million reduction in the fair value of the Revolving Credit Facilities. The Company's expenses for the six months ended June 30, 2017 were impacted by an increase of $2.3 million in interest expense associated primarily with increased borrowings on the White Eagle Revolving Credit Facility and the 8.5% Senior Unsecured Convertible Notes, which was offset by a $4.1 million reduction in operating expenses primarily due to a $1.9 million and $1.7 million decrease in legal expenses and personnel costs, respectively, compared to the six month period ended June 30, 2016.
The Company reported a net loss from continuing operations of $4.6 million, or $(0.16) per fully diluted share, for the six month period ended June 30, 2017 compared to a net loss of $17.2 million, or $(0.63) per fully diluted share, for the same period in 2016.

Life Settlements Portfolio Highlights
On June 30, 2017, the estimated fair value of the Company’s 614 life insurance policies was $526.3 million compared to $498.4 million for 621 life insurance policies at December 31, 2016. The weighted average discount rate was 16.39% and 16.37% at June 30, 2017 and December 31, 2016, respectively. The aggregate face value of the Company's portfolio of life insurance policies was approximately $2.9 billion on June 30, 2017.
During the quarter, three life insurance policies that served as collateral under the revolving credit facility matured with a face value totaling $5.2 million.
As of June 30, 2017, the Company had cash and cash equivalents and certificates of deposit of $23.7 million and a Book Value per share of $5.92.

About Emergent Capital, Inc.
Emergent (OTCQB: EMGC) is a specialty finance company that invests in life settlements. More information about Emergent can be found at www.emergentcapital.com.

Safe Harbor Statement
This press release may contain certain "forward-looking statements" relating to the business of Emergent Capital, Inc. and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, and involve known and unknown risks and uncertainties. Although Emergent believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Emergent does not assume a duty to update these forward-looking statements.

Company Contact:
Steve Scott
Emergent Capital, Inc.
Director, Life Finances
561.995.4240
IR@emergentcapital.com
www.emergentcapital.com

# # #

-SELECTED FINANCIAL TABLES FOLLOW-

Emergent Capital, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
	(in thousands, except share and per share data)
Income
Change in fair value of life settlements	$3,382	$(15,813)	$28,922	$(7,425)
Other income	79	27	129	93
Total income	3,461	(15,786)	29,051	(7,332)
Expenses
Interest expense	8,163	7,385	15,698	13,435
Change in fair value of Revolving Credit Facilities	(1,785)	(19,667)	10,046	(15,570)
Personnel costs	1,049	2,274	2,133	3,830
Legal fees	657	1,710	1,652	3,528
Professional fees	1,204	1,568	2,807	3,211
Insurance	198	194	390	438
Other selling, general and administrative expenses	449	525	913	1,017
Total expenses	9,935	(6,011)	33,639	9,889
Income (loss) from continuing operations before income taxes	(6,474)	(9,775)	(4,588)	(17,221)
(Benefit) provision for income taxes	—	—	—	—
Net income (loss) from continuing operations	$(6,474)	$(9,775)	$(4,588)	$(17,221)
Discontinued Operations:
Income (loss) from discontinued operations	(35)	(127)	(225)	(194)
(Benefit) provision for income taxes	—	—	—	—
Net income (loss) from discontinued operations	(35)	(127)	(225)	(194)
Net income (loss)	$(6,509)	$(9,902)	$(4,813)	$(17,415)
Basic and diluted income (loss) per share:
Continuing operations	$(0.23)	$(0.36)	$(0.16)	$(0.63)
Discontinued operations	$—	$—	$(0.01)	$(0.01)
Net income (loss)	$(0.23)	$(0.36)	$(0.17)	$(0.64)
Weighted average shares outstanding:
Basic and Diluted	28,169,414	27,491,768	28,159,080	27,486,508

Emergent Capital, Inc.
CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016*
	(Unaudited)
	(In thousands except share data)
ASSETS
Assets
Cash and cash equivalents	$623	$2,246
Cash and cash equivalents (VIE)	22,042	9,072
Certificates of deposit	1,006	6,025
Prepaid expenses and other assets	4,525	1,112
Deposits - other	1,377	1,347
Life settlements, at estimated fair value	736	680
Life settlements, at estimated fair value (VIE)	525,546	497,720
Receivable for maturity of life settlements (VIE)	21,911	5,000
Fixed assets, net	185	232
Investment in affiliates	2,384	2,384
Total assets	$580,335	$525,818
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	6,214	$2,590
Accounts payable and accrued expenses (VIE)	718	593
Other liabilities	227	359
Interest payable - Promissory Notes	11	—
Promissory Notes	1,892	—
Interest payable - Convertible Notes	2,382	2,272
Convertible Notes, net of discount and deferred debt costs	66,061	60,535
Interest payable - Senior Secured Notes	200	213
Senior Secured Notes, net of discount and deferred debt costs	29,482	29,297
White Eagle Revolving Credit Facility, at estimated fair value (VIE)	304,874	257,085
Total liabilities	412,061	352,944
Commitments and Contingencies
Stockholders’ Equity
Common stock (par value $0.01 per share, 80,000,000 authorized at June 30, 2017 and December 31, 2016; 29,021,844 issued and 28,413,844 outstanding as of June 30, 2017 and December 31, 2016	290	290
Preferred stock (par value $0.01 per share, 40,000,000 authorized; 0 issued and outstanding as of June 30, 2017 and December 31, 2016)	—	—
Treasury Stock, net of cost (608,000 shares as of June 30, 2017 and December 31, 2016)	(2,534)	(2,534)
Additional paid-in-capital	307,860	307,647
Accumulated deficit	(137,342)	(132,529)
Total stockholders’ equity	168,274	172,874
Total liabilities and stockholders’ equity	$580,335	$525,818
 *    Derived from audited consolidated financial statements.

Selected Operating Data (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Period Acquisitions — Policies Owned
Number of policies acquired	—	1	—	1
Average age of insured at acquisition	—	90.3	—	90.3
Average life expectancy — Calculated LE (Years)	—	2.3	—	2.3
Average death benefit	$—	$690	$—	$690
Aggregate purchase price	$—	$16	$—	$16
End of Period — Policies Owned
Number of policies owned	614	625	614	625
Average age of insured	82.9	81.9	82.9	81.9
Average death benefit per policy	$4,729	$4,746	$4,729	$4,746
Average Life Expectancy — Calculated LE (Years)	8.7	9.4	8.7	9.4
Aggregate Death Benefit	$2,903,899	$2,966,388	$2,906,899	$2,966,388
Aggregate fair value	$526,282	$473,046	$526,282	$473,046
Monthly premium — average per policy	$11.5	$10.3	$11.5	$10.3
Period Maturities
Number of policies matured	3	2	7	8
Average age of insured at maturity	88.8	88.9	83.5	85.9
Average life expectancy - Calculated LE (Years)	3.5	3.7	3.5	5.1
Aggregate death benefit	$5,223	$4,200	$43,073	$17,180
Gains on maturity	$2,743	$2,485	$19,007	$10,763
Proceeds collected	$16,173	$5,500	$26,173	$20,980

Company Contact:

Steve Scott
Emergent Capital, Inc.
Director, Life Finances
561.995.4240
IR@emergentcapital.com
www.emergentcapital.com